FINANCIAL STATEMENTS AND SUPPLEMENTAL
INFORMATION

Ullico Investment Company, LLC

Year Ended December 31, 2021

With Report of Independent Registered Public Accounting Firm

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/21___ AND ENDING ___12/31/21___

                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ___Ullico Investment Company LLC___

TYPE OF REGISTRANT (check all applicable boxes):

[X] Broker-dealer   [ ] Security-based swap dealer   [ ] Major security-based swap participant

[ ] Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

___8403 Colesville RD___

(No. and Street)

___Silver Spring,___	___MD___	___20910___
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Adam Fried	(202) 354-8062	afried@ullico.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

___Ernst & Young LLP___

(Name – if individual, state last, first, and middle name)

2005 Market Street, Suite 700	Philadelphia,	PA	19103
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Adam Fried__ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __Ullico Investment Company LLC__ , as of __December 31__ , 20 21 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



MEGHAN C. NEWKIRK
Notary Public, State of Maryland
Prince George's County
My Commission Expires May 11, 2024

Notary Public



Signature:

Title:
VP & CFO

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Ullico Investment Company, LLC

Financial Statements and Supplemental Information

Year Ended December 31, 2021

Contents



Ernst & Young LLP
2005 Market Street
Suite 700
Philadelphia, PA 19103

Tel: +1 215 448 5000
Fax: +1 215 448 4069
ey.com

Report of Independent Registered Public Accounting Firm

To the Stockholder and Board of Directors of Ullico Investment Company, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Ullico Investment Company, LLC (the Company) as of December 31, 2021, the related statements of income, changes in shareholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst & Young LLP

We have served as the Company's auditor since 2014.

March 17, 2022

Ullico Investment Company, LLC

Statement of Financial Condition

As of December 31, 2021

Assets		
Cash and cash equivalents	$	4,781,459
Prepaid assets		31,938
Intercompany receivables		18,330
Total assets	**$**	**4,831,727**
Liabilities		
Compensation payable	$	1,162,656
Intercompany payable		129,981
Total liabilities		**1,292,637**
Stockholder's Equity		
Common stock ($1 par value; 1,000 shares authorized, issued, and outstanding)	$	1,000
Additional paid-in capital		249,000
Retained earnings		3,289,090
Total stockholder's equity		3,539,090
Total liabilities and stockholder's equity	**$**	**4,831,727**

The accompanying notes are an integral part of these financial statements.

Ullico Investment Company, LLC

Statement of Income

For the Year Ended December 31, 2021

Revenues		
Commissions	$	13,342,128
Interest income		1,137
Total revenues		**13,343,265**
Expenses		
Allocated compensation and related expenses		6,434,243
Allocated operating expenses		421,613
Promotional fees		333,926
Professional fees		100,932
Insurance expense		98,016
Regulatory fees and expenses		35,822
Direct operating expenses		9,101
Total expenses		**7,433,653**
Net income	**$**	**5,909,612**

The accompanying notes are an integral part of these financial statements.

Ullico Investment Company, LLC

Statement of Changes in Stockholder's Equity

For the Year Ended December 31, 2021

	Shares of Common Stock	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
Balance, December 31, 2020	1,000	$ 1,000	$ 249,000	$ 1,884,478	$ 2,134,478
Net income	-	-	-	5,909,612	5,909,612
Dividends to stockholder	-	-	-	(4,505,000)	(4,505,000)
Balance, December 31, 2021	**1,000**	**$ 1,000**	**$ 249,000**	**$ 3,289,090**	**$ 3,539,090**

The accompanying notes are an integral part of these financial statements.

Ullico Investment Company, LLC

Statement of Cash Flows

For the Year Ended December 31, 2021

Cash flows from operating activities		
Net income	$	5,909,612
Adjustments to reconcile net income to net cash provided by operating activities:		
Change in operating assets and liabilities:		
Prepaid assets		(3,159)
Compensation payable		33,775
Intercompany payable		347,541
Intercompany receivable		129,981
Cash provided by operating activities:		6,417,750
Cash flows from financing activities		
Dividends to stockholder		(4,505,000)
Cash used in financing activities		(4,505,000)
Net change in cash and cash equivalents		1,912,750
Cash and cash equivalents at beginning of year		2,868,709
Cash and cash equivalents at end of year	$	4,781,459
Supplemental disclosure of cash flow information		
Income tax payments (paid to parent)		-

The accompanying notes are an integral part of these financial statements.

Ullico Investment Company, LLC

Notes to Financial Statements

December 31, 2021

1. Organization and Nature of Business

Ullico Investment Company, LLC (the Company), a wholly owned subsidiary of Ullico Inc. (Ullico), was incorporated in 2004 as a broker-dealer registered with the U.S. Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company markets group annuity contracts and private investment funds that are established, owned, and/or managed by affiliates.

The Company is a component of a larger business enterprise, and its officers, personnel and other support are provided by that entity. Substantially all of its revenue is derived from placement agent fees, which represent a percentage of the investment management fees earned by Ullico Investment Advisors, Inc. (UIA) and The Union Labor Life Insurance Company (ULL), both wholly owned subsidiaries of Ullico.

All debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company, and the stockholder shall not be obligated personally for any such debt, obligation or liability of the Company solely by reason of being a stockholder.

The health, economic and business conditions precipitated by the worldwide COVID-19 pandemic that emerged in 2020 continue to moderately affect the Company's business, results of operations and financial condition. The COVID-19 pandemic led to an extreme downturn in and volatility of the capital markets in the early part of 2020, record-low interest rates and wide-ranging changes in consumer behavior resulting from quarantines, shelter-in-place orders and limitations on business activity. Although vaccinations have become widely available and business operations have stabilized, COVID-19 variants remain in circulation and hospitalization and death rates remain elevated in populations with lower vaccination rates. While states have recently started to ease restrictions and interest rates are rising, the capital markets remain volatile and it is unclear when the economy will operate under normal conditions. Because the economic and regulatory environment continues to respond and evolve, the Company cannot predict the full impact of the pandemic and ensuing conditions on our business and financial condition. The Company continues to monitor vaccination rates, regulatory developments and U.S. CDC reports related to COVID-19 and the potential impacts of the COVID-19 pandemic on our business.

2. Significant Accounting Policies

Basis of Presentation and Use of Estimates

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles (GAAP) which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The Company and other affiliated entities that provide services to the Company are under common ownership and management control. The existence of this control could result in the Company's operating results or financial position being significantly different from those that would have been obtained if the Company were autonomous.

Revenue Recognition

Revenue is recognized as earned in accordance with respective placement agent agreements between the Company and other entities. Under the respective placement agent agreements, the Company receives a percentage of investment management fees earned by ULL and UIA for serving as a placement agent. Revenue is recognized on a daily basis as management fees are earned by ULL and UIA. Effective January 1, 2022, the Private Placement Agreement between UIA and UIC for the Ullico Infrastructure Taxable and Tax-Exempt Funds ('UIF") will be amended. The annual fee paid by UIA to UIC will be reduced to 15% from 20% of UIA's fee revenue related to the UIF.

Income Taxes

The Company is organized as a single member Limited Liability Company and has elected to be treated as a disregarded entity for federal and state income tax reporting purposes. The Company's earnings are included in the federal tax return filed by the sole member. Accordingly, the accompanying financial statements do not reflect any provisions or credits for federal income taxes.

Cash and Cash Equivalents

Cash and cash equivalents consist of highly liquid investments in a money market fund and/or investments purchased with an original maturity of three months or less. Fair value approximates carrying value for these investments.

Financial Instruments

The Company's financial instruments consist primarily of cash equivalents. The Company believes all of the financial instruments are recorded at values that approximate fair value due to the short-term nature of these instruments.

2. Significant Accounting Policies (continued)

Stockholder Dividends

During 2021, the Board of Directors approved stockholder dividends of $4,505,000 which were paid to Ullico, its sole shareholder and parent.

Fair Value Measurements

The Company has adopted ASC 820, Fair Value Measurements and Disclosures, for all financial instruments accounted for at fair value on a recurring basis in the Company's financial statements. ASC 820 established a new framework for measuring fair value and expands related disclosures.

Broadly, the framework requires fair value to be determined based on the price that would be received for an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants. It also establishes market or observable inputs as the preferred source of values, followed by assumptions based on hypothetical transactions in the absence of market inputs.

ASC 820 specifies that a hierarchy of valuation techniques be determined for each asset based on whether the inputs to the valuation technique for those assets are observable or unobservable. Observable inputs reflect market data corroborated by independent sources while unobservable inputs reflect assumptions that are not observable in an active market or are developed internally. These two types of inputs create three valuation hierarchy levels:

- Level 1 valuations reflect quoted market or exchange prices for the actual or identical assets or liabilities in active markets.

- Level 2 valuations reflect inputs other than quoted prices in Level 1, which are observable. The inputs can include some or all of the following:
    - quoted prices on similar assets in active markets
    - quoted prices on actual assets that are not active
    - inputs other than quoted prices such as yield curves, volatilities, or prepayments speeds
    - inputs derived from market data

- Level 3 valuations reflect valuations in which one or more of the significant valuation inputs are not observable in an active market, there is limited if any market activity, and/or are based on management inputs into a valuation model

The Company maintains policies and procedures to value instruments using the best and most relevant data available. For the year ended December 31, 2021, there were no transfers between levels. As of December 31, 2021, the Company held no investments at fair value.

2. Significant Accounting Policies (continued)

Liabilities Subordinated to the Claims of General Creditors

At December 31, 2021, and during the year then ended, the Company had no liabilities subordinated to the claims of general creditors.

3. Income Taxes

The Company assesses the likelihood, based on their technical merit, that tax positions taken, will be sustained upon examination based on the facts, circumstances, and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. As of December 31, 2021, the Company had no unrecognized tax benefit. Tax years that remain open and subject to examination by the Internal Revenue Service are calendar years 2018 and forward.

4. Net Capital Requirements

Pursuant to the Uniform Net Capital Rule (Rule 15c3-1) of the SEC, the Company is required to maintain minimum net capital, as defined under such provisions. The rule requires the Company to maintain minimum net capital equal to the greater of $5,000 or $6\frac{2}{3}\%$ of aggregate indebtedness. At December 31, 2021, the Company's net capital was $3,406,109 which was $3,319,933 in excess of net capital requirements. The Company's ratio of aggregate indebtedness to net capital was 0.38 to 1.

5. Related-Party Transactions

The Company earns a placement agent fee derived from an agreed upon percentage of the annual investment management fees earned by UIA through the management of certain privately offered funds. The Company also earns a placement agent fee derived from an agreed upon percentage of the annual investment management fees earned by ULL through the offer of group annuity products. These revenues are reflected in the Commissions line item on the Statement of Income.

The Company has entered into an Expense Sharing Agreement (Agreement) with UIA whereby UIA allocates a certain percentage of expenses for rent, utilities, salaries and employee benefits, telephone, equipment, furniture and fixtures, accounting services and other general administrative and office expenses to the Company. These expenses are reflected in the Allocated operating expenses and the Allocated compensation and related expenses line items on the Statement of Income. All other operating expenses other than those allocated under the Agreement are paid directly by the Company.

5. Related-Party Transactions (continued)

The intercompany receivable amount of $18,330 and the intercompany payable amount of $129,981 are related party balances due from UIA and due to ULL related to activity from the above related-party transactions.

6. Risks and Uncertainties

The Company maintains its cash in a bank account, which, at times, may exceed federally insured limits. The Company has not experienced any losses on this account.

Additionally, approximately 87% of the revenues earned by the Company are generated by two affiliated products, representing a significant concentration. The two affiliated products are Separate Account J and the UIF. Management does not believe there to be any significant risk of loss of these products and its correlated revenues.

7. Subsequent Events

Events or transactions that occur after the balance sheet date but before the financial statements are issued are categorized as recognized or non-recognized for financial statement purposes. The Company has evaluated subsequent events through March 17, 2022, and has determined the following events requires disclosure.

On February 1, 2022 and March 3, 2022, the Company paid a dividend to Ullico in the amount of $475,000, respectively.

Supplemental Information

Ullico Investment Company, LLC

Schedule I - Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2021

Total stockholder's equity qualified for net capital	$	3,539,090
Less non-allowable assets:		
Intercompany receivable		(18,330)
Prepaid assets		(31,938)
Tentative Net Capital		3,488,822
Less haircut on securities		(82,713)
Net capital		3,406,109
Aggregate indebtedness	$	1,292,637
Minimum capital required		
(greater of 6 2/3 % of aggregate indebtedness or $5,000)	$	86,176
Net capital in excess of minimum required	$	3,319,933
Excess net capital at 10%, as defined	$	3,276,845
Ratio of aggregate indebtedness to net capital		0.38 to 1

Statement Pursuant to Paragraph (d) (4) of SEC Rule 17a-5

There are no material differences between this computation of net capital and the corresponding computation prepared by the Company and included in the unaudited Part IIA FOCUS filing on January 25, 2022.

Ullico Investment Company, LLC

Schedule II - Statement Pursuant to SEC Rule 17a-5(d) Regarding Computation for Determination of Reserves Requirements under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2021

Computation for Determination of Reserve Requirement

The Company is not subject to the computation of reserve requirements as it is considered a Non-Covered Firm, under Footnote 74 of SEC Release No. 34-70073 and (1) does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) does not carry accounts of or for customers; and (3) does not carry PAB accounts.

Ullico Investment Company, LLC

Schedule III – Statement Pursuant to SEC Rule 17a-5(d) Regarding Information Relating to Possessions or Control of Securities under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2021

Information Relating to Possession or Control Requirements

The Company did not maintain possession or control of any customer funds or securities as of December 31, 2021 and is exempt from the possession or control requirements as it is considered a Non-Covered Firm, under Footnote 74 of SEC Release No. 34-70073 and (1) does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) does not carry accounts of or for customers; and (3) does not carry PAB accounts.

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(36-REV 12/18)

For the fiscal year ended 12/31/2021
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

10*22*****1536********************MIXED AADC 220
66906 FINRA DEC
ULLICO INVESTMENT COMPANY
ATTN: ADAM FRIED
8403 COLESVILLE RD 14TH FL
SILVER SPRING, MD 20910-6331

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Adam Fried (202) 354-8062

2.	A. General Assessment (item 2e from page 2)	$ 15,890.79
	B. Less payment made with SIPC-6 filed (exclude interest) 8/4/2021 Date Paid	(7,271.92)
	C. Less prior overpayment applied	( )
	D. Assessment balance due or (overpayment)	8,618.87
	E. Interest computed on late payment (see instruction E) for______days at 20% per annum	0.00
	F. Total assessment balance and interest due (or overpayment carried forward)	$ 8,618.87

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ Funds Wired ☐ ACH ☐
Total (must be same as F above) $ 8,618.87

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Ullico Investment Company LLC
(Name of Corporation, Partnership or other organization)

DocuSigned by: Adam Fried
9AF0965CED17402...
(Authorized Signature)

Dated the 25 day of January, 20 22.

VP & CFO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning __1/1/2021__
and ending __12/31/2021__

	Eliminate cents
Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 13,343,265
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0.00
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	2,748,271
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	1,137
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____	
Enter the greater of line (i) or (ii)	
Total deductions	2,749,408
2d. SIPC Net Operating Revenues	$ 10,593,857
2e. General Assessment @ .0015	$ 15,890.79
	(to page 1, line 2.A.)

2

ront Image

THIS DOCUMENT HAS A BLUE BACKGROUND, CONTAINS AN ARTIFICIAL WATERMARK ON THE BACK

ULLICO
Investment Company LLC
8403 Colesville Rd.
Silver Spring, MD 20910
(202) 682-7927

Security features included. Details on back.

62-4
311

411000811

02/09/2022

Eight Thousand Six Hundred Eighteen And 87/100 Dollars

***********$8,618.87

VOID AFTER 180 DAYS

TO THE ORDER OF
SECURITIES INVESTOR
PROTECTION CORPORATION
PO BOX 92185
WASHINGTON, DC 20090-2185

Joseph Lusher

Two signatures required

The Bank of New York Mellon, Philadelphia, PA.

⑈411000811⑈ ⑆031100047⑆ 2⑈913 481⑈

18

ack Image

For >031100209< 03/10/22 DLW-Securities
Deposit Citibank N.A.
Only New Castle DE 30801482
8967 824679.035.000 824679-20-10-018/0005-018

DO NOT WRITE, SIGN, STAMP BELOW THIS LINE

DEPOSITORY BANK ENDORSEMENT

Listed below are the security features provided on this document. Absence of these features may indicate alteration/duplication. If these features are absent, DO NOT CASH.



Ernst & Young LLP
2005 Market Street
Suite 700
Philadelphia, PA 19103

Tel: +1 215 448 5000
Fax: +1 215 448 4069
ey.com

**Building a better
working world**

Report of Independent Registered Public Accounting Firm
on Applying Agreed-Upon Procedures

To the Board of Directors and Management of Ullico Investment Company, LLC:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2021. Management of Ullico Investment Company, LLC (Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the assessment payments made in accordance with the General Assessment Payment Form (Form SIPC-6) and applied to the General Assessment calculation on Form SIPC-7 with respective cash disbursement record entries as follows:

   a. We compared the amounts on page 1, item 2B on Form SIPC-6 to the amount on check #411000728 paid to SIPC on August 4, 2021 noting no differences.

   b. We compared the amount on page 1, item 2G on Form SIPC-7 to the amount on check #411000811 paid to SIPC on February 9, 2022 noting no differences.

2. Compared the amounts reported in the audited financial statements required by SEC Rule 17a-5 with the amounts reported in Form SIPC-7 for the fiscal year ended December 31, 2021 as follows:

   a. We compared total revenues amount of $13,343,265 reported on page 4 of the audited financial statements on form X-17A-5 for the fiscal year ended December 31, 2021 with the total revenue amount of $13,343,265 reported on page 2, item 2a in Form SIPC-7 for the fiscal year ended December 31, 2021 noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers supporting the adjustments as follows:

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    a. Agreed the deduction of $2,748,271 reported on page 2, item 2c(1) of Form SIPC-7 to the supporting schedule prepared by the Company, titled Ullico Investment Company, LLC's Placement Fees, which is derived from the accounting records used to prepare the audited financial statements on form X-17A-5 for the fiscal year ended December 31, 2021 noting no differences.

    b. Agreed the deduction of $1,137 of net gain from securities in investment accounts on line 2c(5) of Form SIPC-7 to the interest income reported on page 4 of the audited financial statements on form X-17A-5 for the fiscal year ended December 31, 2021 noting no differences.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the schedules and working papers supporting the adjustments as follows:

    a. Recalculated the arithmetical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment at 0.0015 on page 2, line 2e of $10,593,857 and $15,890.79, respectively, of the Form SIPC-7, noting no differences.

    b. Recalculated the arithmetical accuracy of the Ullico Investment Company, LLC's Placement Fees schedule referenced in 3a above, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). An agreed-upon procedures engagement involves the practitioner performing specific procedures that the engaging party has agreed to and acknowledged to be appropriate for the purpose of the engagement and reporting on findings based on the procedures performed. We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be, and should not be, used by anyone other than these specified parties.

Ernst + Young LLP

March 17, 2022

Ullico Investment Company LLC.
Exemption Report

Ullico Investment Company LLC. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry any PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Ullico Investment Company LLC.

I, Adam Fried, swear and affirm that to my best knowledge and belief, this Exemption Report is true and correct.

By: _Adam Fried_
DocuSigned by:
9AF0965CED17402

Title: Vice President, Chief Financial Officer, FINOP, Secretary & Treasurer

Dated: 03/17/2022



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Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Ullico Investment Company, LLC's Exemption Report, in which Ullico Investment Company, LLC (the Company) stated that:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3.

(2) The Company is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because, the Company limits its business activities exclusively to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3), throughout the most recent fiscal year ended December 31 , 2021.

Management is responsible for compliance with 17 C.F.R. § 240.15c3-3 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with 17 C.F.R. § 240.15c3-3. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, pursuant to footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

March 17, 2022